

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 30, 2008

Edward E. Cohen, Chief Executive Officer
Atlas Energy Resources, LLC
Westpointe Corporate Center One
1550 Coraopolis Heights Road
Moon Township, PA 15108

>   **Re: Atlas Energy Resources, LLC**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed March 6, 2008**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
>   **Filed May 5, 2008**
>   **File No. 001-33193**

Dear Mr. Cohen:

We have reviewed your filings and have the following comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business, page 4

General, page 4

1.   We note the discussion of your properties and proved reserves. Please furnish to us the petroleum engineering reports – in hard copy and electronic format – that you used as the basis for your December 31, 2007 proved reserve disclosures.

Please also submit, to the extent not otherwise included in those reports, the following information:

(a)   One-line recaps for each property, sorted by field within each proved reserve category, including the dates of first booking and estimated first production for your proved undeveloped properties;

(b)   Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

(c)   Individual income forecasts for the three largest wells/leases (net equivalent reserve basis) in the proved developed and proved undeveloped categories for each of the Appalachian and Michigan areas – 12 entities total. Please include the authorization for expenditure (AFE) for each of the six PUD properties;

(d)   Engineering exhibits and narratives (e.g. maps, rate/time plots, volumetric calculations) for each of these twelve largest entities. Include analogies and other support for your assumed drainage areas and recovery efficiencies. Illustrate the basis for your incorporation of an estimated terminal decline rate "less than 5%" per disclosure on page 21.

(e)   For your Antrim shale estimates, explain/illustrate your techniques in accounting for prior depletion and CO_2 content. Address whether all your utilized gas content values were determined by desorption techniques; if not, explain how you accounted for possible initial gas undersaturation.

2.   Please tell us the reasons for the difference between the disclosed proved reserves you report on page 81 for the DTE Michigan Antrim Shale acquisition, amounting to 614 BCFE at mid-year 2007, and the volumes disclosed by DTE for the Michigan properties at year-end 2006 of 442 BCFE.

Appalachia, page 7

3.   We note your statement, "Since implementing the advanced drilling, completion and production techniques [for Marcellus Shale], our initial daily rates (24 hours) into a pipeline have averaged 1.3 Mmcf per day in southwestern Pennsylvania." Please disclose whether this rate applies to individual wells or the nine well aggregate.

Risk Factors, page 20

<u>Our estimated reserves are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves, page 22</u>

4.   You state, "Our PV-10 [and the standardized measure] is calculated using natural gas prices that include our physical hedges but not our financial hedges." As you may know, the guidance in SFAS 69, paragraph 30 specifies that the standardized measure must be based on year-end prices relating to the proved reserves, except that future price changes should be considered to the extent provided under contractual arrangements. Tell us how you differentiate between physical and financial hedges, and explain whether the contractual arrangements associated with your physical hedges are specific to a property, whereas the hedged item is future production, and the property is identified.

<u>Properties, page 33</u>

<u>Natural Gas and Oil Reserves, page 34</u>

5.   The guidance in Instruction 3 to Item 102 of Regulation S-K requires detailed information for individual properties that are of major significance to your operations. Please disclose separately for the Michigan and Appalachia regions, your proved reserves, associated cash flows, productive wells, historical gas and oil production, average historical gas and oil sales prices and average historical production costs.

<u>Average Production Cost per MCFE, page 35</u>

6.   The components of and figures for production costs under this heading appear inconsistent with those presented on page 47. Please resolve these differences. Tell us the component that includes water disposal.

<u>Developed and Undeveloped Acreage, page 36</u>

7.   We generally find disclosure of material undeveloped acreage that is subject to expiration in each of the next three years would be responsive to and appropriate under the guidance in paragraph 5 of SEC Industry Guide 2.

<u>Financial Statements, page 66</u>

Note 1 – Description of Business and Basis of Presentation, page 72

Principles of Combination and Consolidation, page 72

8.   We understand that you are the managing general partner for the investment
        partnerships, including those listed elsewhere in this letter, and that you
        proportionately consolidate your investments in these partnerships in your
        financial statements.

        The guidance of EITF 04-5 requires a general partner to fully consolidate a
        limited partnership that it controls. Please explain to us how you concluded, as
        the general partner, that you do not control these partnerships in deciding that
        proportionate consolidation, rather than full consolidation, was appropriate.

9.   We note your disclosure stating that your interests in the limited partnerships that
        are proportionately consolidated "…typically range from 30% to 35%." Please
        tell us of any instances where your interests in the limited partnerships have
        exceeded 50%, whereas you would not otherwise qualify for equity method
        accounting, a condition for the use of proportionate consolidation of
        unincorporated legal entities under EITF 00-1.

Note 2 – Summary of Significant Accounting Polices, page 73

Impairment of Long-Lived Assets, page 76

10.   We note you have not recognized impairment charges related to your oil and gas
        properties in any of the financial statement periods presented. However, we note
        some of the investment partnerships had recorded impairment charges in their
        separate financial statements for the years ended December 31, 2006 and 2007.
        Please tell us where your proportionate share of such charges is reflected in your
        financial statements, and why you believe separate presentation and disclosure of
        these charges is not warranted.

Note 6 – Certain Relationships and Related Party Transactions, page 84

11.   We note your parent, Atlas America Inc. provide centralized corporate functions
        to you, and that you have reflected the costs associated with providing those
        functions in general and administrative expense. Please disclose the method used
        to allocate these costs to you to comply with the guidance in IRQ 2 of SAB Topic
        1:B:1.
12.   Tell us the reasons you have not included disclosure about the following matters
        in the limited partnership filings of entities over which you are the general partner

or which you otherwise control; and indicate how you will resolve the absence of
such disclosure.

- Proved developed reserves separate from total proved reserves;
- Explanation of significant annual changes in proved reserves;
- Description of the procedures used and conclusions reached by your third
  party petroleum consultant upon performing a "review" of your partnerships'
  proved reserve information.
- Reasons for significant impairment charges.

Please be sure to address the related disclosures provided by the following limited
partnerships in conjunction with your reply.

ATLAS AMERICA PUBLIC #14-2004 L.P. (CIK 1294476)
ATLAS AMERICA PUBLIC #15-2005 (A) PROGRAM (CIK 1335236)
ATLAS AMERICA PUBLIC #15-2006 (B) L.P. (CIK 1357361)
ATLAS AMERICA PUBLIC 11-2002 LTD (CIK 1175028)
ATLAS AMERICA PUBLIC 12 2003 PROGRAM (CIK 1238289)
ATLAS AMERICA SERIES 25-2004 A L P (CIK 1283810)
ATLAS AMERICA SERIES 25-2004 B LP (CIK 1294208)
ATLAS AMERICA SERIES 26-2005 L.P. (CIK 1342514)
ATLAS AMERICA SERIES 27-2006 LP (CIK 1379763)
ATLAS AMERICA PUBLIC NO 10 LTD (CIK 1157516)
ATLAS AMERICA PUBLIC NO 9 LTD (CIK 1121745)

Supplemental Oil and Gas Information (Unaudited), page 96

Oil and Gas Reserve Information, page 98

13.   The guidance in SFAS 69, paragraph 11 requires that you provide an explanation
      of "significant changes" in the specified line items in your disclosure. It appears
      you drilled twice the net productive wells in 2007 as you drilled in 2006, but the
      corresponding reserve additions were roughly 2.7 times larger in 2007. Please
      disclose the reasons for the 2007 "Extensions, discoveries and other additions"
      line item reserve addition, in comparison to the corresponding line item for 2006.

Oil and Gas Reserve Information, page 99

14.   Your presentation of the standardized measure indicates the 2006 projected unit
      development cost is about $2.50/MCFE (=$150 million/61 BCFE) and the 2007
      unit cost is about $1.34/MCFE (=$388 million/290 BCFE). Please explain to us
      the reasons for this difference.

Item 11. Executive Compensation, page 107

General

15.   Please confirm in writing that you will comply with comments 16 through 20 in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

16.   We note that you have not disclosed in this section the terms of the employment agreement between Mr. E. Cohen and Atlas America, Inc., including the payments that may be payable to him under such agreement. As such payments could be attributed to you, please disclose them in your filing.

Compensation Discussion and Analysis, page 107

Supplemental Benefits, Deferred Compensation and Perquisites, page 109

17.   We note your disclosure that you "do not emphasize supplemental benefits for executive officers other than Mr. E. Cohen." It is not clear from your filing what supplemental benefits are provided to Mr. Cohen that may be allocated to you. Please provide the information Item 402 of Regulation S-K requires with respect to such benefits.

Determination of 2007 Compensation Amounts, page 109

18.   Please expand your disclosure regarding your compensation committee's consideration of "the individual's performance" during fiscal 2007 in determining the actual amounts to be paid to the Atlas America, Inc. executives. For example, we note the "key individual contributions" that are disclosed in the annual report of Atlas America, Inc. for the fiscal year ended December 31, 2007.

Annual Incentives, page 110

Discretionary Bonuses, page 110

19.   Please clarify why the compensation committee recommended the cash bonus to Mr. Kotek as a result of the performance of your direct-placement energy investment programs. If true, clarify that the committee made such recommendation because Mr. Kotek is responsible for such programs.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 120

20.   Please provide the information required by Item 404(b) of Regulation S-K with respect to your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a).

Exhibits

21.   It would appear that your agreements with Atlas Pipeline Partners, L.P., Atlas America, Inc., and Atlas Energy Management, Inc., would constitute material contracts. Please file them as exhibits to your filing.

Form 10-Q for the Interim Period Ended March 31, 2008

Controls and Procedures, page 48

22.   Although you disclose that there have been "…no significant changes" made in your internal controls over financial reporting, the guidance in Item 308(c) of Regulation S-X requires that you disclose *any* change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher at (202) 551-3706, or Karl Hiller, Branch
Chief, at (202) 551-3686 if you have questions regarding comments on the financial
statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer,
at (202) 551-3704 with questions about engineering comments. Please contact Laura
Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director